

April 7, 2022

Mike Pykosz
Chief Executive Officer
Oak Street Health, Inc.
30 W. Monroe Street, Suite 1200
Chicago, Illinois 60603

      **Re: Oak Street Health, Inc.**
           **Form 10-K for Fiscal Year Ended December 31, 2021**
           **Filed February 28, 2022**
           **File No. 001-39427**

Dear Mr. Pykosz:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Reconciliations , page 75

1.     We note you had two non-GAAP financial measures, Platform Contribution and Patient Contribution. Platform Contribution is defined as total revenue less the sum of medical claims expense and cost of care, and Patient Contribution is defined as capitated revenue less medical claims expenses. It appears that certain expenses such as General and Administrative and Sales and Marketing Expenses excluded to arrive at such non-GAAP performance measure on page 75 may represent normal, recurring and cash operating expenses. Please tell us how you considered the guidance in Questions 100.0l of the Compliance and Disclosure Interpretations on Non- GAAP Financial Measures, updated on April 4, 2018.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dan Gordon, Senior Advisor, at (202) 551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences